CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NY 10019
                           Telephone: (212) 474-1000
                           Facsimile: (212) 474-3700

                         Writer's Direct Dial Number:
                                (212) 474-1026


                                                               November 18, 2004


                        Crown Castle International Corp.
             Schedule TO-I filed by Crown Castle on November 8, 2004
                               File No. 005-54549


Dear Mr. Panos:

          On behalf of Crown Castle International Corp., a Delaware corporation ("Crown Castle"), this letter responds to your letter dated November 16, 2004 (the "Comment Letter"), providing comments on Crown Castle's Schedule TO-I filed on November 8, 2004 (the "Schedule TO"), which included as Exhibit (a)(1)(A) thereto the related Offer to Purchase for Cash, dated November 8, 2004 (the "Offer to Purchase"), in respect of any and all of Crown Castle's outstanding Convertible Senior Notes due 2010 (the "Convertible Notes"). For your convenience, each comment set forth in the Comment Letter has been reproduced below, followed by Crown Castle's response to such comment. Capitalized terms defined in the Offer to Purchase and used in the following responses without definition have the meanings specified in the Offer to Purchase.

OFFER TO PURCHASE

SUMMARY, PAGE 1; MARKET AND RECENT PRICES FOR THE CONVERTIBLE NOTES, PAGE 13

1. The formula you have described does not necessarily correspond with prior no-action relief or other interpretive positions that may exist with respect to an issuer's ability to comply with Item 1004(a)(l)(ii). In addition, it is not clear the extent to which the subject securities trade at prices that are related to the trading price of Crown Castle's common stock. Please advise us of the basis upon which the issuer relied to conclude that this offer complies with Rule 13e-4(f)(l)(ii) and Rule 14e-1(b).

          As discussed with the staff, the Offer is being conducted in a manner consistent with the terms of the no-action relief granted by the staff with respect to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) in TXU Corporation, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 734 (September 13,
2004) (the "TXU Letter"), and the related no-action letters as referenced therein.1 In that regard, in connection with the Offer, Crown Castle will, among other things, issue a press release to publicly announce the final cash offer price as determined by the formula disclosed in the Offer to Purchase prior to the opening of trading on the second trading day prior to expiration of the Offer, and will file an amendment to the Schedule TO on the same date setting forth such price.

          The same correlation between the trading prices of the subject securities at issue in the TXU Letter and the underlying exchange-traded common stock that justified the use of a formula pricing mechanism in that case is applicable to the Convertible Notes. While the Convertible Notes are not traded on an exchange, and the pricing data with respect to the Convertible Notes is relatively limited, Crown Castle has observed, and the dealer manager for the Offer has confirmed that there exists, a significant correlation between the trading prices of the Convertible Notes and the underlying exchange-traded common stock into which it is convertible.

          On the basis of this correlation and the adherence of the terms of the Offer to the terms of the no-action relief granted in the TXU Letter, Crown Castle respectfully submits that the Offer complies with Rules 13e-4(f)(1)(ii) and 14e-1(b).

CONDITIONS OF THE OFFER, PAGE 13

2. The disclosure indicates that once a condition is triggered, a failure to exercise your right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that Crown Castle reserves the right to conduct an illusory offer.

          The intent of the referenced disclosure is to allow Crown Castle the opportunity to identify a failed condition without risk of being deemed to have waived such condition as a result of a good faith delay in determining the underlying facts. Crown Castle will not, and does not believe that the terms of the Offer give it the right to, arbitrarily delay enforcement of a known failed condition, such that the Offer would be effectively illusory. Crown Castle therefore respectfully submits that the disclosure, and Crown



__________________
     1 Lazard Freres & Co., SEC No-Action Letter, 1995 WL 476257 (Aug. 11,
1995); Epicor Software Corporation, SEC No-Action Letter, 2004 WL 1126018 (May 21, 2004); AB Volvo, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 1050 (May 16, 1997); Microsoft Corp., SEC No-Action Letter, 2003 WL 22358818 (Oct. 15, 2003).

Castle's interpretation thereof, is consistent with the view expressed by the staff on this point and that no amendment is necessary.

EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

3. We note Crown Castle reserves the right to adjust the pricing formula as well as the minimum and maximum price. Advise us whether or not Crown Castle would consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.

          Crown Castle hereby advises the staff that it will not adjust the pricing formula or the minimum or maximum price points after the purchase price is fixed.

CLOSING COMMENTS

          We are authorized by Crown Castle to acknowledge on its behalf each of the following:

o That Crown Castle is responsible for the adequacy and accuracy of the disclosure in its filings;

o That staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o That Crown Castle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions regarding the contents of this letter, please contact me at the above number.



                                           Respectfully,



                                            By     /s/ Stephen L. Burns
                                                 ---------------------------
                                                 Name:  Stephen L. Burns


Mr. Nicholas P. Panos, Esq.
   Special Counsel
     Office of Mergers & Acquisitions
       Division of Corporate Finance
         United States Securities and Exchange Commission
           450 Fifth Street, N.W.
             Washington, D.C. 20549-0303